Via EDGAR and E-mail

May 21, 2012

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lufkin Industries, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
File No. 000-02612

Ladies and Gentlemen:

Set forth below are the responses of Lufkin Industries, Inc., a Texas corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2012.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Item 11. Executive Compensation, page 67

1.	We note that you have disclosed the amounts discussed in the first paragraph on page 25 of your proxy statement under the “Bonus” column in the summary compensation table on page 30 of your proxy statement. Please tell us how you determined that this element of your executive compensation should not be disclosed in the non-equity incentive plan compensation column of your summary compensation table, and that the threshold, target, and maximum amounts related to those awards should not be disclosed in the table required by Regulation S-K Item 402(d). Refer to your November 5, 2008 response to comment 8 from our letter dated October 23, 2008.

Response:

Contrary to the Company’s response to comment 8 from your letter dated October 23, 2008, the Company does not believe that bonus amounts paid to named executive officers are paid pursuant to the Company’s Incentive Stock Compensation Plan 2000. However, upon further review and discussion with counsel, the Company does believe that such bonuses are paid pursuant to a “plan” as defined by Regulation S-K Item 402(a)(6)(ii). Accordingly, in future filings, the Company will include such amounts under the caption “Non-Equity Incentive Plan Compensation” in its Summary Compensation Table as well as disclose the threshold, target and maximum amounts related to those awards in the table required by Regulation S-K Item 402(d).

Lufkin Industries, Inc. | P.O. Box 849 | 601 S. Raguet | Lufkin, TX 75902 | www.lufkin.com

2.	Please refer to your disclosure on pages 22 and 25 of your definitive proxy statement where you discuss bonuses paid to your named executive officers and the operating target on which such bonus was paid. Please tell us, and revise future filings to clarify, how the amount of such bonuses were determined, including whether, and if so how, any factors other than the operating target were considered in determining the amount of bonus to pay. In this regard, it is unclear how the percentage achievement of the operating target resulted in the amount of bonus you actually paid.

Response:

The Compensation Committee employs a cash bonus incentive plan to determine bonus awards to our NEOs. Attached as Exhibit A hereto you will find a more complete description of the elements of our cash bonus incentive plan and the process through which our cash bonuses were determined and awarded to each of our NEOs in 2011. In future filings, the Company will more fully describe how the Compensation Committee uses the plan to determine bonus amounts paid in the manner presented in the attached.

Item 13. Certain Relationships, page 67

3.	Please tell us how your disclosure in the second paragraph on page 36 of your proxy statement reflects your November 5, 2008 response to comment 9 from our letter dated October 23, 2008. To the extent it is necessary to provide additional disclosure in your future filings to provide the disclosure required by Regulation S-K Item 404(b), please provide us with draft disclosure reflecting your proposed future disclosure.

Response:

The Board of Directors of the Company has not to date adopted a written policy and procedures with respect to related person transactions. However, we plan to propose a formal written policy for Board approval at the next regularly scheduled Board of Directors meeting (August 2012) that memorializes procedures already in place that are consistent with Article X of our Articles of Incorporation. Below please find draft disclosure required by Regulation S-K Item 404(b) that the Company would include in future filings following approval by the Board of Directors of the proposed written policy. Company management expects that the Board of Directors will approve a policy substantially similar to the policy described below:

The Board of Directors has adopted a written policy regarding related party transactions that is to be administered by the Nominating/Governance Committee. The policy applies generally to transactions, arrangements or relationships in which the Company was, is or will be a participant, in which the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. Related persons include, among others, directors and officers of the Company, beneficial owners of 5% or more of the Company’s voting securities, immediate family members of the foregoing persons, and any entity in which the foregoing persons are employed, are a principal or in which such person has more than a 10% beneficial ownership interest. The Company’s Chief Compliance Officer is responsible for submitting related person transactions to the Nominating/Governance Committee for approval by the committee at regularly scheduled meetings, or, if such approval is not practicable, to the Chairman of the Nominating/Governance Committee for approval between such meetings. When considering related person transactions, the Nominating/Governance Committee, or where submitted to the Chairman, the Chairman, will consider all of the relevant facts available, including, but not limited to: the benefits or materiality of the transaction to the Company; the level of interest or benefit to the Related Person; the impact on a director’s independence in the event the Related Person is a director, an immediate family member of a director or an entity with which a director has a relationship; the availability of other sources for comparable products or services; the terms of the transaction; whether the transaction occurs or occurred in the ordinary course of business; and whether the terms of comparable transactions are available to unrelated third parties or to employees of the Company generally. The Company is not aware of any transaction that was required to be reported in its filings with the SEC where such policies and procedures either did not require review or were not followed. Additionally, the Company has adopted a Code of Conduct (published on the Company’s website) which also addresses the topic of conflicts of interest.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (713) 220-4360 with any questions that you have with respect to the foregoing or with respect to the above-referenced Form 10-K.

Very truly yours,

/s/ G. Michael O’Leary
G. Michael O’Leary

Enclosures

cc:	Geoff Kruczek, Securities and Exchange Commission
Alejandro Cestero, Lufkin Industries, Inc.

EXHIBIT A

Variable Compensation Plan

The cash bonus incentive plan provides a variable cash compensation opportunity awarded at the discretion of the Compensation Committee, utilizing a formula to establish awards, if performance goals are achieved. It is designed to reward the plan participants, including the NEOs, who have achieved certain corporate and executive performance objectives and have contributed to the achievement of certain objectives of Lufkin Industries. The cash bonus incentive plan is calculated on an annual basis.

Under this cash compensation program, each executive has the opportunity to earn a cash incentive compensation bonus based on the achievement of pre-determined operating and financial performance hurdles and other performance objectives established by the Compensation Committee. The cash bonus incentive plan goals are as follows:

Cash Bonus Incentive Plan Measurements

Financial (Utilizing NOPAT, DOI or a combination of both)	The financial target is based on Net Operating Profit After Taxes. We calculate this financial target as net income after income taxes. We also exclude certain non-recurring gains, losses or costs, such that it is reflective of the operational income of the company. Division Operating Income (DOI) is utilized with NOPAT for those corporate officers who also have divisional operations accountability.

Safety	This goal represents the improvement required, or desired result, in the Lost Time Incident Rate, or LTIR. LTIR rates are ratios measuring the frequency of incidents, such as injuries, per 200,000 man hours.

Additional Individual Objectives	Individual performance goals are based on individual objectives for each NEO specific to their area of expertise and oversight, such as the implementation of a new corporate-wide initiative, system or policy. The Compensation Committee sets, to the extent it deems appropriate, the individual targets for the CEO. The individual objectives for all other NEOs are set by the CEO.

Our financial performance target and safety target are determined using the Company’s budget and operating plan, respectively, for the subsequent year for which the bonuses are being paid. The operating budget is approved by the Board each year. The Compensation Committee then establishes a threshold and a target percentage of financial performance for the period. There is no minimum overall threshold level required to fund the plan, however each participant must achieve at least 80% of the target in order to fund that portion of the plan.

The cash bonus plan incentive also incorporates weightings with respect to each of the performance measurements. For the NEOs, the weightings are as follows:

Performance Measure Weighting
Participant	NOPAT/DOI	Safety	Individual
Jay Glick	85%	15%	0%
Christopher L. Boone	75%	10%	15%
Alejandro Cestero	75%	10%	15%
Mark Crews	75%	10%	15%
Scott Semlinger	75%	10%	15%

The weighting of the targets under the cash bonus incentive plan reflects the continued emphasis to align our overall financial performance with the incentive compensation of each of the executives and to further emphasize the value of safety to the company. Officers who also have divisional operations accountability have a blended financial target (40% Corp NOPAT and 35% DOI) to achieve the overall 75% of their bonus target.

The bonus opportunity under the cash bonus incentive plan for employees at vice-president level and above is calculated as an absolute percentage of earned base salary, and the percentage achieved is multiplied by the respective weighting of the performance targets. For each NEO, the bonus opportunity as a percentage of base salary for 2011 was as follows:

Bonus Opportunity - 2011
Participant	Threshold (% of Target)	Target (% of Base Pay)	Maximum (% of Target)
Jay Glick	80%	75%	200%
Christopher L. Boone	80%	50%	200%
Alejandro Cestero	80%	50%	200%
Mark Crews	80%	50%	200%
Scott Semlinger	80%	50%	200%

An executive may receive an incremental bonus percentage once the financial performance threshold is achieved. For example, if the target performance is not achieved, Mr. Glick would be entitled to a percentage of his salary between threshold and target, based on the percentage of goal attainment. Achievement above 80% of target, but below 100% is prorated on a one for one basis. At target financial performance, Mr. Glick would receive 75% of his salary or 100% of his bonus. The same concept applies if target is exceeded. In that scenario, should Mr. Glick achieve greater than his goals then the payout would increase 5 points for each point over target. The maximum payout for Mr. Glick would not exceed 150% of base pay or 200% of his target bonus (or 100% of base pay and 200% of their Target for NEOs), even if the financial performance exceeds the PBT maximum target – unless modified by the committee. Maximum payout is achieved when performance reaches120% of the target.

The Compensation Committee reviews all performance goals at the beginning of the Plan year and authorizes payment following the end of the Plan year. While the Compensation Committee has discretion to adjust targets, as well as individual awards, either positively or negatively, awards will generally be applied in accordance with the award derived from the formula, unless very exceptional circumstances occur.

2011 Cash Bonus Incentive Plan Results

In February 2012, the Compensation Committee approved cash bonuses payable to our officers and employees under the 2011 cash bonus incentive plan. In evaluating the bonuses for 2011, the Compensation Committee reviewed the Company’s performance versus the performance measurements established at the beginning of 2011 under the cash bonus incentive plan. Lufkin underperformed with respect to the financial target and the bonuses were reduced according to the participant’s area of accountability. However, the safety objective did meet threshold but was slightly below target and bonuses were reduced accordingly. All NEO’s met or exceeded their targets and earned 100% of their bonus amount with the exception of Mr. Crews who exceeded his target. His award was increased accordingly.

The following tables set forth the amounts paid to each NEO under the 2011 cash bonus incentive plan and are reflected in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table under “Compensation of Executive Officers” below:

2011 Financial Goal:

Name	Annual Base Salary Effective 1/3/11 ($)		Total Base Pay at Risk (%)		Performance Target Achieved (%)		NOPAT/ DOI Weighting (%)		PBT Financial Bonus Component ($)
Jay Glick	600,000	X	75.00	X	86.17	X	85.00	=	329,629
Christopher L. Boone	255,000	X	50.00	X	86.17	X	75.00	=	82,407
Alejandro Cestero	225,000	X	50.00	X	86.17	X	75.00	=	48,475	(1)
Mark Crews	310,000	X	50.00	X	91.00	X	75.00	=	106,000	(2)
Scott Semlinger	235,000	X	50.00	X	86.17	X	75.00	=	75,944

(1)	Mr. Cestero’s bonus was prorated since he started in May of 2011.
(2)	Mr. Crews’ financial achievement was combined Corporate (86%) and Division (97%) results.

2011 Individual Goal:

Name	Annual Base Salary Effective 1/3/11 ($)		Total Base Pay at Risk (%)		Performance Target Achieved (%)		Individual Goal Weighting (%)		Individual Goal Bonus Component ($)
Jay Glick	600,000	X	75.00	X	NA	X	—	=	NA
Christopher L. Boone	255,000	X	50.00	X	100.00	X	15.00	=	19,125
Alejandro Cestero	225,000	X	50.00	X	100.00	X	15.00	=	11,250	(1)
Mark Crews	310,000	X	50.00	X	110.00	X	15.00	=	34,875
Scott Semlinger	235,000	X	50.00	X	100.00	X	15.00	=	17,625

(1)	Mr. Cestero’s bonus was prorated since he started in May of 2011.

2011 Safety Goal:

Name	Annual Base Salary Effective 1/3/11 ($)		Total Base Pay at Risk (%)		Performance Target Achieved (%)		Safety Weighting (%)		Safety Bonus Component ($)
Jay Glick	600,000	X	75.00	X	95.00	X	15.00	=	64,125
Christopher L. Boone	255,000	X	50.00	X	95.00	X	10.00	=	12,113
Alejandro Cestero	225,000	X	50.00	X	95.00	X	10.00	=	7,125	(1)
Mark Crews	310,000	X	50.00	X	92.68	X	10.00	=	14,366
Scott Semlinger	235,000	X	50.00	X	95.00	X	10.00	=	11,163

(1)	Mr. Cestero’s bonus was prorated since he started in May of 2011.

Total 2011 Cash Incentive Bonus Payments:

Name	Financial Bonus Component ($)		Safety Bonus Component ($)		Individual Goal Bonus Component ($)		Sum of 2011 Cash Incentive Bonus Payments ($)	Total 2011 Bonus Paid as Approved by Compensation Committee ($)
Jay Glick	329,629	+	64,125	+	0	=	393,754	394,000

Christopher L. Boone	82,407	+	12,113	+	19,125	=	113,645	115,000

Alejandro Cestero	48,475	+	7,125	+	11,250	=	66,850	67,000

Mark Crews	106,000	+	14,366	+	34,875	=	155,241	156,000

Scott Semlinger	75,944	+	11,163	+	17,625	=	104,732	105,000

2012 Cash Bonus Incentive Plan Targets

For the 2012 cash bonus incentive plan, the Compensation Committee will establish the financial performance measurement and safety measurement using our 2012 budget and our 2012 operating plan, respectively. Our ability to attain the financial performance target is contingent on several factors beyond our control, including commodity prices, customers’ capital budgets and the global economy, and it includes a strong degree of “stretch” beyond projections with respect to our estimated activity levels. As such, while we believe that the financial performance measurement established by the Compensation Committee will be achievable, it may be difficult to attain if our assumptions prove to be inaccurate. Safety targets will be determined based on overall trending year-over-year relative to the level of activity and including improvement in performance that we believe realistically achievable. In years during which the trend is significantly affected by a volatile employment market, such as significant changes in workforce due to turnover or in order to meet increased activity levels (as was the case for 2011), establishing a practical target becomes somewhat more difficult. Safety improvement is fundamental to the core values at Lufkin Industries and those of our customers, and, accordingly, we will continue to set aggressive performance goals. The CEO has established the individual goals for the other NEOs.

Discretionary Cash Bonuses

In addition to cash bonuses under the incentive plan discussed above, from time to time, the Compensation Committee may also approve the payment of discretionary cash bonuses to officers and other employees in recognition of an individual’s achievement beyond established targets. No discretionary bonuses were paid to any executive officer for fiscal year 2011.